Exhibit (d)(1)
Put and Call Option Agreement
Diversified Energy Company PLC
the Company
Stifel Nicolaus Europe Limited
Stifel
In relation to ordinary shares of Diversified Energy Company PLC
26 February 2024

THIS AGREEMENT is made on 26 February 2024
BETWEEN:
(1)
DIVERSIFIED ENERGY COMPANY PLC (No. 09156132) whose registered office is at 4th Floor Phoenix House, 1 Station Hill, Reading, Berkshire, RG1 1NB (the Company); and

(2)
STIFEL NICOLAUS EUROPE LIMITED (No. 03719559) whose registered office is at 4th Floor, 150 Cheapside, London, EC2V 6ET (Stifel).

RECITALS:
(A)
On 15 February 2024, the Company announced it intended to undertake a tender offer for an amount of up to USD42,000,000.

(B)
Stifel intends to make, as principal, an invitation to Qualifying Shareholders to tender Shares to Stifel on the terms and conditions set out in the Circular.

(C)
This agreement documents the terms agreed between the Company and Stifel on which the Tender Offer would be undertaken, in particular, that (i) Stifel agrees to carry out the Tender Offer as principal; (ii) the Company agrees to grant Stifel an option for Stifel to require the Company to acquire from Stifel up to 3,881,238 Shares; and (iii) Stifel agrees to grant the Company an option for the Company to require Stifel to sell up to 3,881,238 Shares to the Company, subject to the maximum consideration payable for the Tendered Shares not exceeding USD42,000,000.

(D)
The Tender Offer is being carried out by Stifel outside the United States and by Stifel, Nicolaus & Company, Incorporated (SNCI) in the United States on the terms and conditions set out in the Circular and this agreement.

NOW THE PARTIES AGREE AS FOLLOWS:
1.
Interpretation

1.1
In this agreement, the following expressions shall have the respective meanings set out below, unless the context otherwise requires:

Announced USD/GBP Rate means the US dollars to pounds sterling exchange rate for determining the pound sterling equivalent of the Q323 Dividend, expected to be announced by the Company via a RIS on 20 March 2024;
Applicable Law and Regulation has the meaning given to it in clause 8.1(f)(i);
affiliate shall have the meaning provided under Rule 501(b) of Regulation D under the US Securities Act of 1933, as amended;
Call Option has the meaning given to it in clause 3.1(b)(ii);
Call Option Exercise Notice has the meaning given to it in clause 3.3;
Call Option Period has the meaning given to it in clause 3.3;
Circular means the circular to be sent to Shareholders on 26 February 2024;
Closing Date has the meaning given to it in the Circular, expected to occur on 27 March 2024;
Completion has the meaning given to it in clause 3.5;
CREST means the paperless settlement system administered by Euroclear UK and International Limited;
Exchange Act means the US Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder;

Funds Date means the date being two Business Days prior to the Closing Date, expected to occur on 25 March 2024;
Group means the Company and its subsidiary undertakings (as such term is defined in section 1162 of the Companies Act 2006) from time to time, and all of them and each of them as the context admits and Group Company means any one of them;
Indemnified Persons means each of Stifel, the Stifel Group and each of their respective Relevant Persons, in each case, whether present or future;
Liabilities has the meaning given to it in clause 8.4;
Losses means all and any losses, damages, costs, liabilities, demands, charges, expenses or reimbursements of any nature in any jurisdiction (including all legal fees and other costs and expenses properly incurred in connection with the investigation, preparation, dispute, defence or settlement of any actual or potential Liabilities) and Taxes (other than VAT in respect of which the Company’s liability is established in accordance with clause 9, Tax incurred by any Indemnified Person on its actual net income, profits or gains or Transfer Taxes in respect of which the Company is liable under clause 3.8 below or would be so liable but for an exclusion applicable thereto), joint or several, as incurred;
Maximum Amount has the meaning given to it in clause 3.10;
Offer to Purchase means the offer to purchase to be sent to Shareholders in the United States on 26 February 2024;
Put Option has the meaning given to it in clause 3.1(b)(i);
Put Option Exercise Notice has the meaning given to it in clause 3.2;
Put Option Period has the meaning given to it in clause 3.2;
Qualifying Shareholders has the meaning given to it in the Circular;
Receiving Agent means Computershare Investor Services PLC;
Relevant Persons means the directors, officers, employees, consultants and agents of Stifel or any member of the Stifel Group and any successor or assign of such persons;
Required Amount means an amount equal to the lower of (a) the Maximum Amount; and (b) the maximum aggregate consideration payable for the Tendered Shares, as calculated in accordance with clause 4;
RIS means one of the regulatory information services authorised by the Financial Conduct Authority to receive, process, and disseminate regulated information from listed companies;
Schedule TO means the Tender Offer Statement on Schedule TO be filed with the US Securities and Exchange Commission in connection with the Tender Offer pursuant to the requirements of Rule 13e-4 under the Exchange Act;
Shares means the ordinary shares of 20 pence each in the capital of the Company, including depositary interests representing an interest in such shares;
Stifel Group means Stifel and each person who controls Stifel within the meaning of the US Securities Act of 1933, as amended, or the Exchange Act and each of Stifel’s or any such person’s respective affiliates, subsidiaries, branches, associates and holding companies and the subsidiaries of any such affiliates, subsidiaries, branches, associates and holding companies;
Tax or Taxes means all taxes, levies, imposts, duties, charges or withholdings of any nature whatsoever whether of the United Kingdom or elsewhere and wherever imposed, together with all penalties, charges and interest relating to any of the foregoing and regardless of whether chargeable directly or primarily against or attributable directly or primarily to a Group Company or any other person;

Tax Authority means any taxing or other authority competent to impose any liability in respect of Tax or responsible for the assessment, administration and/or collection of Tax or enforcement of any law in relation to Tax;
Tender Conditions means the terms and conditions of the Tender Offer set out in Part II of the Circular;
Tender Offer means the invitation by Stifel to Qualifying Shareholders to tender Shares to Stifel at the Tender Price on the terms and conditions set out in the Circular;
Tender Price has the meaning given to it in the Circular;
Tender Offer Materials has the meaning given to it in clause 6.1(a);
Tendered Shares means the Shares which are validly tendered by Qualifying Shareholders;
Transfer Taxes means all stamp duty, stamp duty reserve tax, documentary registration, issue, transfer and other similar duties or Taxes (including related costs, interest and penalties) whether imposed in the United Kingdom or any other jurisdiction;
Unconditional Date means the date on which the Unconditional Time occurs;
Unconditional Time means 10.00 a.m. (London time) on 27 March 2024 (or such later date and time as may be agreed by the Company and Stifel in writing) at which time the Tender Offer shall become unconditional;
US or United States means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;
US Offer has the meaning given in clause 5; and
VAT means value added tax as charged under the Value Added Tax Act 1994 and any other similar sales or turnover tax within the European Union or elsewhere.
1.2
Except where the context otherwise requires, words and expressions used but not defined in this agreement shall bear the same meaning as given to them in the Circular.

1.3
In this agreement, unless otherwise specified, reference to:

(a)
includes and including shall mean including without limitation;

(b)
a party means a party to this agreement and includes the successors in title to that part of its undertaking which includes this agreement;

(c)
a person includes any person, individual, company, firm, corporation, government, state or agency of a state or any undertaking or organisation (whether or not having separate legal personality and irrespective of the jurisdiction in or under the law of which it was incorporated or exists);

(d)
a statute or statutory instrument or any of their provisions is to be construed as a reference to that statute or statutory instrument or such provision as the same may have been before or after the date of this agreement amended or re-enacted (provided that no modification subsequent to the date of this agreement shall increase or extend the liability of any party under this agreement);

(e)
Recitals, clauses, paragraphs, or Schedules are to Recitals, clauses and paragraphs of and Schedules to this agreement. The Schedules form part of the operative provisions of this agreement and references to this agreement shall, unless the context otherwise requires, include references to the Recitals and the Schedules;

(f)
headings to clauses and paragraphs are included for convenience only and shall be disregarded in the interpretation of this agreement;

(g)
words denoting the singular shall include the plural and vice versa and words denoting any gender shall include all genders; and

(h)
the time of day is reference to time in London, England.

1.4
Where this agreement refers to an indemnity or contribution being provided or a payment being made on an after-tax basis such references shall be construed as meaning that the amount payable pursuant to such indemnity, contribution or payment (the Payment) will be calculated in such a manner as to ensure that, after taking into account:

(a)
any Tax required to be deducted or withheld from the Payment; and

(b)
the amount and timing of any additional Tax which becomes payable by the recipient of the Payment as a result of the Payment being subject to Tax in the hands of the Recipient,

the recipient of the Payment is in the same position as that it would have been in if the matter giving rise to the Payment under the indemnity, contribution or payment had not occurred.
2.
Tender Offer

The parties hereby agree that Stifel will carry out, as principal (and not as agent, nominee or trustee), the Tender Offer on the terms and subject to the conditions set out in Part II of the Circular and in accordance with the terms of this agreement, and that all Tendered Shares shall be acquired by Stifel as principal on the London Stock Exchange only and not by SNCI or any other affiliate of Stifel.
3.
Put and Call Option

3.1
Subject to:

(a)
the Tender Offer becoming unconditional in all respects and not being terminated in accordance with this agreement or the Circular; and

(b)
Stifel being registered within CREST as the holder of the Tendered Shares:

(i)
the Company hereby grants to Stifel an option to require the Company to purchase the Tendered Shares from Stifel (the Put Option); and

(ii)
in the event that Stifel does not deliver a Put Option Exercise Notice during the Put Option Period, Stifel hereby grants to the Company an option to require Stifel to sell the Tendered Shares to the Company (the Call Option), in each case, on the terms of this agreement.
3.2
Subject to clause 3.4, notice to exercise the Put Option may be given at any time following Stifel being registered within CREST as the holder of all (but not part only) of the Tendered Shares and during the period commencing at the Unconditional Time (or such other time or date as the parties agree) and ending at 3.00 p.m. on the Unconditional Date (or such other time or date as the parties agree) (the Put Option Period) in respect of all (but not part only) of the Tendered Shares, by way of written notice from Stifel to the Company in the form set out in Schedule 1 to this agreement (the Put Option Exercise Notice). For the avoidance of doubt, any announcement by, or on behalf of, the Company of the number of Tendered Shares prior to the Closing Date shall not constitute the announcement of the results of the Tender Offer.

3.3
Subject to clause 3.4, notice to exercise the Call Option may be given at any time during the period commencing from the end of the Put Option Period (or such other time or date as the parties agree) and ending on 5.00 p.m. on the Unconditional Date (or such other time(s) or date(s) as the parties agree) (the Call Option Period) in respect of all (but not part only) of the Tendered Shares, by way of written notice from the Company to Stifel in the form set out in Schedule 2 to this agreement (the Call Option Exercise Notice).

3.4
Following service of a Put Option Exercise Notice pursuant to clause 3.2 or a Call Option Exercise Notice pursuant to clause 3.3, no further Put Option Exercise Notice or Call Option Exercise Notice may be served.

3.5
Completion of the sale and purchase of the Tendered Shares pursuant to the exercise of the Put Option or the Call Option (as applicable) (Completion) shall occur as soon as is reasonably practicable following completion of the transfer referred to in clause 3.6(c) and the exercise of the Put Option or the Call Option (as applicable) and no later than 5.00 p.m. on the Unconditional Date.

3.6
The Company shall procure that the Receiving Agent:

(a)
provides to the Company and Stifel the number of Ordinary Shares that have been validly tendered under the Tender Offer at the Tender Price, the aggregate cash consideration to be paid to Shareholders pursuant to the Tender Offer and the aggregate cash to be paid to Shareholders pursuant to the Q323 Dividend by no later than 12.30 p.m. on the Unconditional Date;

(b)
confirms to the Company and Stifel that it holds all of the Tendered Shares in its escrow account by no later than 12.30 p.m. on the Unconditional Date; and

(c)
instructs the transfer of the Tendered Shares to Stifel on a free of payment basis as soon as possible following the Unconditional Time such that Stifel is registered within CREST as the holder of the Tendered Shares prior to 3.00 p.m. on the Unconditional Date.

3.7
At Completion: (a) Stifel shall (as principal) sell the Tendered Shares by way of a market purchase (within the meaning of Section 693 of the Companies Act 2006) as an “on Exchange” trade in accordance with and subject to the rules of the London Stock Exchange, and with such right, interest and title which Stifel acquires in the Tendered Shares pursuant to the Tender Offer; and (b) the Company shall purchase such shares in consideration of the payment by the Company (or Computershare Investor Services PLC on the Company’s behalf) of an amount per Tendered Share that is equal to the Tender Price in accordance with clause 4 below. The parties agree that no Share repurchase transactions will be undertaken pursuant to the Tender Offer on the New York Stock Exchange.

3.8
The Company will pay and indemnify Stifel on an after-tax basis against any and all Transfer Taxes, together with any related interest, fines or penalties, attributable to, or arising in consequence of:

(a)
the grant of the Put Option and the Call Option;

(b)
the acquisition of (or agreement to acquire) Tendered Shares by the Company pursuant to, or on the exercise of, the Put Option or the Call Option (as applicable); and

(c)
provided there has been no breach of clause 8.14(d) of this agreement, any and all Transfer Taxes payable by Stifel as a result of Stifel’s acquisition of the Tendered Shares from Shareholders (excluding any interest, penalties or other damages or charges attributable to any unreasonable delay in paying any Transfer Tax following payment by the Company pursuant to this clause).

3.9
Stifel agrees that it shall not sell or otherwise dispose of, or create any liens, charges, restrictions, equitable interests or other encumbrance over the Tendered Shares, or make any claims to the detriment of the Company in relation to any Tendered Shares (or, in each case, agree to do any of the same) between acquiring the Tendered Shares pursuant to valid tenders made in the Tender Offer and, where a Call Option Exercise Notice or Put Option Exercise Notice is served, Completion, or otherwise the expiry of the Call Option Period.

3.10
The Company shall ensure that it is in possession of cleared funds (in pounds sterling) in an amount equal to the maximum aggregate amount payable by Stifel for the Tendered Shares at Completion, being an amount equal to USD 42,000,000 or the pound sterling equivalent of USD 42,000,000 at the Announced USD/GBP Rate or such other amount as may be agreed between the parties (the Maximum Amount) and that the Company is able to direct such funds without requiring the consent or permission of any person or persons by not later than 10.00 a.m. on the Funds Date (or such other time or date as the Company and Stifel may agree).

3.11
By not later than 1.00 p.m. on the Funds Date, the Company shall pay the Maximum Amount in cleared funds to a bank account of the Receiving Agent for the sole purpose of receiving and holding the Maximum Amount. The Company shall procure that the Receiving Agent shall confirm in writing by no later than 5.00 p.m. on the Funds Date that the Receiving Agent holds the Maximum Amount in cleared funds.
3.12
Under no circumstances shall Stifel be bound pursuant to the terms of this agreement or under the Tender Offer to acquire any Tendered Shares until Stifel has received confirmation from the Receiving Agent that the Maximum Amount has been paid by the Company into the Receiving Agent’s account.

3.13
The Company shall direct the Receiving Agent to apply the Required Amount to settle (a) the payment of the consideration for the purchase of the Tendered Shares by Stifel in accordance with paragraph 4 of Part II of the Circular; and (b) payment of the consideration for the purchase of the Tendered Shares by the Company from Stifel on Completion in accordance with paragraph 4 of Part II the Circular.

3.14
The transfer of the Tendered Shares to the Company’s nominee account will constitute the absolute discharge of Stifel’s obligations under the Tender Offer. Stifel shall have no obligation to make any payment to the extent the amount held by Computershare for payment of the Tendered Shares is less than the Required Amount and shall have no obligation to make up any shortfall in the Required Amount.

4.
Pricing

Each Tendered Share acquired by the Company from Stifel on exercise of the Put Option or Call Option shall be at a price per Tendered Share which is equal to the Tender Price.
5.
US Broker-Dealer Affiliate

The Company hereby consents to Stifel’s use of its US affiliate, SNCI, as US broker-dealer in connection with the Tender Offer as made to holders of Shares in the United States (US Offer). Stifel agrees to procure that SNCI shall act as US broker-dealer in connection with the US Offer on behalf of Stifel as purchaser and no relationship between the Company and SNCI shall be deemed to be created as a result of such procurement. The Company agrees that SNCI will have no responsibility with respect to the Tender Offer as made to holders outside of the United States or to purchase any Tendered Shares itself. Stifel shall be responsible for any breach of this agreement by Stifel that arises from any act or omission by SNCI.
6.
Tender Offer Materials

6.1
The Company agrees:

(a)
to furnish Stifel with as many copies as Stifel may reasonably request of the Circular, the Schedule TO, the Offer to Purchase, any amendments or supplements thereto, and any other documents, materials, or filings whatsoever relating to the Tender Offer (collectively, as amended or supplemented from time to time, Tender Offer Materials) to be used by the Company in connection with the Tender Offer (whether in the US or outside the US); and

(b)
that, prior to using the Tender Offer Materials, it will submit copies of such materials to Stifel (which will forward copies of such materials to SNCI to the extent that it deems necessary) and will give reasonable consideration to Stifel’s and/or SNCI’s comments, if any, thereon.

6.2
In the event that, in breach of its obligations pursuant to clause 6.1, the Company uses or permits the use of any Tender Offer Materials which:

(a)
have not been submitted to Stifel for comments; or

(b)
have been so submitted and with respect to which Stifel and SNCI have made comments (acting reasonably and in good faith), but which comments have not resulted in a response reasonably satisfactory to Stifel to reflect Stifel’s or SNCI’s comments, then Stifel and SNCI shall be entitled to withdraw from their role in connection with the Tender Offer and the US Offer, respectively, without any liability or penalty to Stifel or to any other person and without loss of any right to the payment of all expenses payable hereunder which have accrued to the date of such withdrawal.
7.
Rights over the Maximum Amount

7.1
Stifel agrees that, unless and until the funds are released pursuant to clause 3.13, the Company is entitled to the full beneficial interest of the Maximum Amount.

7.2
From the Funds Date until Completion, the Company shall and shall procure that the Receiving Agent shall:

(a)
not create or have outstanding any security interest over all or any part of its interest in the Maximum Amount (or any account(s) in which the Maximum Amount is held);

(b)
not transfer, assign or otherwise dispose of all or any part of the Company’s interest in the Maximum Amount (or any account(s) in which the Maximum Amount is held);

(c)
not withdraw any of the Maximum Amount from the relevant account or otherwise reduce the amount held by the Receiving Agent in connection with the Tender Offer to below the Maximum Amount without the prior written consent of Stifel; and

(d)
following the exercise of the Put Option or Call Option (as applicable), promptly do all such things as may be reasonably requested by Stifel (acting in good faith) to facilitate the exercise of any rights in respect of the Required Amount which Stifel then has under this agreement provided that nothing in this agreement shall require any payment to be made by the Company to Stifel prior to Completion.

7.3
The Maximum Amount shall not be affected in any way by:

(a)
any time, indulgence, concession or waiver (other than in writing) given to the Company or any other person, whether by Stifel or any other person; or

(b)
the winding-up or liquidation of the Company or any other person, or any step being taken for any such winding-up or liquidation.

8.
Warranties and Undertakings

8.1
The Company represents, warrants and undertakes to Stifel that:

(a)
the Company is duly incorporated and validly existing under the laws of England and Wales;

(b)
each Group Company involved in, or otherwise relevant to the implementation of, the Tender Offer has carried on and is carrying on its business and operations in each jurisdiction in which it operates in accordance with all applicable laws, regulations and bye-laws in all respects which could reasonably be expected to be material to the Company or the Group taken as a whole or in the context of the Tender Offer and/or the consummation of the transactions contemplated by this agreement and the Tender Offer Materials;

(c)
it has, and will have at Completion, sufficient distributable reserves (in accordance with section 705 of the Companies Act 2006) to satisfy the purchase in full by it of the Tendered Shares pursuant to this agreement and the Q323 Dividend;

(d)
prior to and on the date of Completion, the amount of its net assets (as defined in the Companies Act 2006) will not be less than the aggregate of its called-up share capital and undistributable reserves and the payment of the Required Amount and the Q323 Dividend does not reduce the amount of those assets to less than that aggregate;

(e)
all material consents, corporate authorities and approvals required by the Company to enter into and perform its obligations under this agreement and to implement the Tender Offer, the acquisition of the Tendered Shares pursuant to the Tender Offer and all other actions contemplated by the Tender Offer Materials have been obtained or will be obtained prior to the Unconditional Time;
(f)
the purchase of Shares pursuant to the Tender Offer, and the execution and delivery of this agreement and the consummation of the transactions contemplated by this agreement and the Tender Offer Materials:

(i)
will each comply in all respects with all applicable requirements of law, including any applicable regulation of any governmental agency, authority, or instrumentality (Applicable Law and Regulation), and no consent, authorisation, approval, order, exemption, or other action of, or filing with, any governmental agency, authority or instrumentality of the United Kingdom or any jurisdiction therein, the United States or any jurisdiction therein or any other jurisdiction is required in connection with the Tender Offer or the consummation by the Company of the transactions contemplated herein or in the Tender Offer Materials, other than any such filings that have been made and remain effective and any such filings as are required to be made following Completion with H.M. Revenue & Customs, the Financial Conduct Authority, Companies House and the US Securities and Exchange Commission or under US State Securities or “Blue Sky” laws;

(ii)
will not conflict with, result in a breach of, or constitute a default under, or result in the imposition of any material lien, charge or encumbrance upon any assets of the Company pursuant to, the articles of association of the Company (or other similar instruments governing their activities), or any material loan or credit agreement, indenture, mortgage, note or other agreement or instrument affecting the Company or to which the Company or any other Group Company is a party or by which any of them or any of their respective properties is or may be bound; or

(iii)
violate any material order, judgment or decree of any court or government agency, authority or instrumentality of the United Kingdom, or any jurisdiction therein, the United States or any jurisdiction therein or any other relevant jurisdiction;

(g)
the Tender Offer Materials each comply, in all material respects, with all Applicable Law and Regulation (including the Companies Act 2006, the Financial Services and Markets Act 2000, the Listing Rules, the rules and regulations of the London Stock Exchange and the rules, policies and procedures laid down by CREST) and the manner in which the Tender Offer Materials are to be published, distributed and/or advertised does not breach any Applicable Law and Regulation of any relevant jurisdiction;

(h)
there is no actual or, so far as the Company is aware, threatened claim, litigation, action, proceeding, challenge, enquiry, censure, order, penalty, investigation or application before any court or governmental, administrative or regulatory agency or authority, domestic or foreign, which could reasonably be expected to be material in the context of the Tender Offer and/or the consummation of the transactions contemplated by this agreement and the Tender Offer Materials;

(i)
the contents of the Tender Offer Materials are true and accurate in all material respects and not misleading (by omission or otherwise), and all expressions of opinion, intention and expectation contained therein are fair and reasonably and honestly held and have been made after due and careful consideration;

(j)
save as fairly disclosed in the Circular or in the Company’s announcements made on any RIS, the Company has no knowledge of any fact or information concerning the Company or any other Group Company, or the operations, assets, condition, financial or otherwise, or prospects of the Company or any other Group Company, which is:

(i)
“inside information” within the meaning of Article 7 of the UK version of Market Abuse Regulation (EU) 596/2014 as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018; and/or

(ii)
required by Applicable Law and Regulation to be made generally available to the public,

and which has not been, or is not being, or will not prior to the Unconditional Time be, made generally available to the public through the Tender Offer Materials or otherwise;
(k)
when the written notice from the Company referred to in clause 11.2 is delivered pursuant to the terms of this agreement, it will have been duly authorised, executed and delivered by the Company and will be a valid and binding agreement of the Company, enforceable in accordance with its terms and conditions;

(l)
the Company has complied, and will continue to comply, in all material respects, with the applicable sections of the Exchange Act and the applicable rules and regulations thereunder, including, without limitation, to the extent applicable, Sections 10, 13 and 14 of the Exchange Act and Rule 10b-5 and Regulation 13e-4 and Regulation 14E thereunder;

(m)
the Tender Offer is eligible for the Tier II relief provided by Rule 13e-4(i) under the Exchange Act;

(n)
all RIS announcements made or information provided by or on behalf of the Company in connection with the Tender Offer are true and accurate in all material respects and are not misleading and all expressions of opinion, intention or expectation made by the Company to Shareholders in connection with the Tender offer are truly and honestly held and made on reasonable grounds and/or assumptions after due and careful consideration;

(o)
it has the requisite power and authority to execute, deliver and perform its obligations under this agreement and the Tender Offer; and

(p)
this agreement has been duly authorised, executed and delivered by the Company and constitutes legal, valid and binding obligations of the Company enforceable in accordance with its terms and subject to its conditions,

(each a Company Warranty).
8.2
Each Company Warranty:

(a)
is separate and independent of each other Company Warranty and shall not be limited or restricted by reference to or inference from the terms of any other Company Warranty or any other provision in this agreement; and

(b)
is given on the date of this agreement and shall be deemed repeated immediately prior to Completion and shall remain in full force and effect notwithstanding Completion.

8.3
The Company undertakes that:

(a)
the Tender Offer will be effected so as to comply with all Applicable Law and Regulation in all material respects;

(b)
it will not amend, waive or vary any of the terms and conditions of the Tender Offer set out in the Circular (to the extent such terms and conditions can be so amended, waived or varied) or grant any third party indulgence in respect of those terms and conditions without prior consultation with Stifel;

(c)
on the date of, but prior to, the publication of the Circular, it will have delivered to Stifel and SNCI opinions of Latham & Watkins LLP as to matters of US law in the form agreed between Stifel and the Company; and

(d)
as consideration for Stifel entering into this agreement and making the Tender Offer, it will pay:

(i)
to Stifel a trading commission equal to 0.5% of the aggregate price of the Tendered Shares, upon settlement of the purchase of the Tendered Shares pursuant to this agreement; and

(ii)
all properly incurred and documented fees and expenses relating to the preparation,

printing, posting and publishing of the Tender Offer Materials or otherwise incurred in connection with the Tender Offer, including those of any registrar, depositary, soliciting agent, receiving agent, information agent, tax agent, Stifel’s legal counsel or other person rendering services to the Company in connection therewith, together with any VAT properly chargeable in accordance with clause 9;
(e)
it will promptly notify Stifel of:

(i)
any fact, matter or circumstance of which it becomes aware which causes, or could reasonably be expected to cause, any Company Warranty to be untrue or inaccurate in any material respect or misleading in any respect at any time (by reference to the facts and circumstances existing at that time) prior to Completion;

(ii)
any material breach of any of the terms and conditions of the Tender Offer;

(iii)
any material breach of its obligations under this agreement;

(iv)
the occurrence of any event which may cause the Company not to proceed with the Tender Offer;

(v)
any proposal or requirement to make, amend, or supplement any Tender Offer Materials;

(vi)
the issuance of any comment or order or the taking of any other action by any regulatory authority (including, without limitation, the Financial Conduct Authority and the US Securities and Exchange Commission) concerning the Tender Offer (and, if in writing, will furnish Stifel a copy thereof); and

(vii)
any other information relating to the Tender Offer which Stifel may from time to time reasonably request, including without limitation any discussions with Shareholders in relation to their potential participation in the Tender Offer and any irrevocable undertakings entered into in connection with the same.

8.4
The Company agrees to indemnify and hold harmless on an on-demand and after-tax basis each Indemnified Person from and against all claims, liabilities, losses or damages (or actions in respect thereof) (collectively, Liabilities) or other expenses, whether or not existing or occurring before or after the date of this agreement, which an Indemnified Person may suffer or incur as a result of, or arising out of or in connection with (a) actions taken or omitted to be taken (including untrue statements made or any statements omitted to be made) by the Company or its affiliates; (b) the Tender Offer or any transaction contemplated by this agreement or the Tender Offer Materials; (c) any advice or services rendered or to be rendered by any Indemnified Person in connection with the Tender Offer; (d) actions taken or omitted to be taken by an Indemnified Person with the consent or in conformity with the actions or omissions of the Company or its affiliates; or (e) obligations performed or to be performed by an Indemnified Person under this agreement or pursuant to the Tender Offer. In addition, the Company agrees to reimburse each Indemnified Person for all out-of-pocket expenses (including without limitation, properly incurred and documented legal expenses) as they are incurred by such Indemnified Person in connection with investigating, preparing, conducting, defending, paying, settling or compromising any action or claim which may be instituted, made, asserted, threatened or alleged, in any jurisdiction, against or otherwise involve any Indemnified Person, whether or not in connection with litigation in which any Indemnified Person under this agreement or in seeking advice regarding any action or claim, or in any way related to or in connection with the indemnification provisions contained herein. The Company will not be responsible, however, for any such Liabilities or expenses which are finally judicially determined by a court of competent jurisdiction to have resulted primarily and directly from (and then only to the extent of): (i) such Indemnified Person’s fraud, gross negligence or wilful default; or (ii) Stifel’s material breach of any regulatory obligation owed to the Company under the FCA Rules in relation to the Tender Offer.

8.5
Notwithstanding clause 8.4, but without prejudice to any claim which the Company may have against any other Indemnified Person, no claims may be threatened, brought or established against any person who is a Relevant Person in their personal capacity in connection with the subject matter of this agreement, the Tender Offer or any transaction contemplated by this agreement or the Tender Offer Materials.
8.6
Except in the case of fraud, in no event will any Indemnified Person be liable or obligated in any manner for any consequential, exemplary or punitive damages or lost profits pursuant to this agreement or the Tender Offer and the Company agrees not to seek or claim any such damages or profits in any circumstance.

8.7
Notwithstanding any rights or claims which any Indemnified Person may have or assert against any of the Company or its affiliates in connection with this agreement or the Tender Offer, no claim shall be brought by any Indemnified Person in respect of any conduct, action or omission in connection with this agreement or the Tender Offer, or any of the other arrangements contemplated by the Tender Offer Materials or this agreement against any director or any other officer and/or employee of the Company or Group in their personal capacity and Stifel agrees to procure that no such claim is made by any other Indemnified Person or any of its associated companies, in each case, except in the case of fraud or fraudulent misrepresentation.

8.8
The Company shall promptly notify Stifel if the Company becomes aware of any matter which may give rise to a liability under the indemnification granted hereunder. The Company agrees that it will not settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought from the Company by any Indemnified Person (whether any Indemnified Person is an actual or potential party to such claim, action, suit or proceeding) unless such settlement, compromise or consent includes an unconditional release of every Indemnified Persons from all liability arising out of such claim, action, suit or proceeding. In addition, the Company will not permit any such settlement, compromise, consent or termination to include a statement as to, or an admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person, without such Indemnified Person’s prior written consent.

8.9
In the event the Company proposes to engage in any sale, distribution or liquidation of all or a significant part of its assets, or any merger or consolidation and the Company is not to be the surviving or resulting corporation or entity in such merger or consolidation, the Company will give prompt prior notice thereof to Stifel and will make proper provision in a manner reasonably satisfactory to Stifel so that the Company’s obligations hereunder are expressly assumed by the other party or parties to such transaction.

8.10
The provisions hereunder shall be in addition to any liability the Company may have to any Indemnified Person at common law or otherwise, and shall survive the expiration or termination of this agreement or Completion.

8.11
Nothing in this agreement shall limit or exclude a person’s liability for fraud or fraudulent misrepresentation or otherwise exclude or restrict any liability which cannot be lawfully excluded or restricted. In particular, nothing in this agreement shall exclude or restrict any duty or liability of Stifel which it has under the Financial Services and Markets Act 2000 or the arrangements for regulating Stifel thereunder, to the extent such exclusion or restriction is prohibited by such arrangements.

8.12
The provisions of clauses 8.4 to 8.11 will remain in full force and effect notwithstanding the completion of all matters and arrangements referred to in or contemplated by this agreement or the termination of this agreement or the Tender Offer.

8.13
The Company shall not be liable under clause 8.4 for (a) any Taxes on or calculated by reference to the net income, profits or gains actually received by an Indemnified Person; and (b) any Transfer Taxes in respect of which the Company is liable under clause 3.8 or would be so liable but for an exclusion applicable thereto.

8.14
Stifel hereby warrants and undertakes to the Company that:

(a)
it has full power and authority to enter into this agreement and to perform its obligations in connection with the Tender Offer;

(b)
this agreement constitutes a valid and binding agreement of Stifel enforceable in accordance with its terms;

(c)
subject to Applicable Law and Regulation, it shall comply with the terms and conditions of the Tender Offer as set out in Part II of the Circular as applicable to it;

(d)
from and including the date of this agreement until and including immediately following Completion, it is:

(i)
a member of a regulated market on which securities of the same kind as the Ordinary Shares are regularly traded; and

(ii)
an intermediary and recognised as such by that market in accordance with arrangements approved by the Commissioners for His Majesty’s Revenue and Customs for the purposes of sections 80A and 88A of the Finance Act 1986 provided that there shall be no breach of this clause 8.14 if Stifel ceases to be recognised as an intermediary by that market as a result of a change in law or published practice of any Tax Authority after the date of this agreement (unless such change was announced prior to the date of this agreement),

(each, a Stifel Warranty).
Any term used in this clause 8.14 shall be interpreted in accordance with the meaning which such term bears in section 80A or 88A of the Finance Act 1986 (as appropriate).
8.15
Stifel undertakes to promptly notify the Company if it becomes aware that it no longer meets the conditions set out in clause 8.14(d) for whatever reason at any time prior to the Unconditional Date.

9.   VAT on payments
9.1
Where a sum (a Relevant Sum) is to be paid or reimbursed to any Indemnified Person in respect of any Losses paid or incurred by such Indemnified Person and that Loss includes an amount in respect of VAT (the VAT Element), the Company shall pay an amount to such Indemnified Person in respect of the VAT Element which shall be determined as follows:

(a)
to the extent that the Relevant Sum constitutes payment or reimbursement of the consideration for a supply of goods or services made to any Indemnified Person (or the representative member of the VAT group of which it is a member), including where such person acts as agent for the Company and is treated as receiving and making the supply under Section 47(2A) or Section 47(3) of the Value Added Tax Act 1994, a sum equal to the proportion of the VAT Element that such person certifies represents irrecoverable input tax in its hands (or in the hands of the representative member of the VAT group of which it is a member), and that certificate is to be conclusive save in the case of manifest error; and

(b)
to the extent that the Relevant Sum constitutes for VAT purposes the reimbursement of a Loss incurred by such person as agent for the Company, excluding where such person acts as agent for the Company and is treated as receiving and making a supply in accordance with section 47(3) of the Value Added Tax Act 1994, a sum equal to the whole of the VAT Element, and where a sum equal to the VAT Element has been reimbursed to such person under clause 9.1(b), such person shall use its reasonable endeavours to provide the Company with a valid VAT invoice in respect of the supply to which the Relevant Sum relates, that is to say a VAT invoice naming the Company as the recipient of the supply and issued either by that person or, if that person has treated the relevant cost or expense as a disbursement for VAT purposes, by the person making the supply (to the extent it is reasonably able to do so).
9.2
If the performance by any Indemnified Person of any of its obligations under this agreement shall represent for VAT purposes the making by such person (or the representative member of the VAT group of which it is a member) of any supply of goods or services to the Company that is taxable at a positive rate, the Company shall pay to such person, in addition to the amounts otherwise payable by it to such person pursuant to this agreement, an amount equal to the VAT chargeable on any such supply, that payment to be made at the same time as the amounts otherwise payable by it to such person pursuant to this agreement subject to the provision by such person to the Company of a valid VAT invoice or, if later, within seven days of the provision by such person to the Company of a valid VAT invoice.
10.   Contribution
10.1
If the indemnification provided for in clause 8.4 is unavailable or insufficient for reasons other than the limitations set out within such clause to hold harmless an Indemnified Person, the Company shall contribute on an after-tax basis to the amount paid or payable by such Indemnified Person as a result of the Liabilities referred to therein subject to the exclusions set out in clause 10.3:

(a)
in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and Stifel on the other from the transactions the subject of this agreement; and

(b)
if the allocation provided by clause 10.1(a) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 10.1(a) but also the relative fault of the Company on the one hand and Stifel on the other in connection with the act or statement or omission which resulted in such Liabilities, as well as any other relevant equitable considerations.

10.2
The relative benefits received by Stifel shall be deemed to be in the same proportion as the total fees received and retained by Stifel under this agreement.

10.3
The relative fault shall be determined by reference to, among other things, whether any such act or alleged act or untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or Stifel on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such act, untrue statement or omission.

10.4
The amount paid by an Indemnified Person as a result of the Losses referred to in clause 10.1 shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Person in connection with investigating or defending any Claim which is the subject of this clause 10.

10.5
Notwithstanding the provisions of this clause 10:

(a)
no Indemnified Person shall be entitled to recover from the Company more by way of a contribution under this clause 10 than it would have been able to recover from such party had the indemnities in clause 8.4 been available to such Indemnified Person; and

(b)
the Company shall not be liable to pay any amount pursuant to this clause 10 in excess of the amount it would have been liable to pay had the indemnities in clause 8.4 been available to such Indemnified Person.

10.6
Each of the Company and Stifel agree that it would not be just and equitable if contribution pursuant to this clause 10.5(a) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in this clause 10.

10.7
No person guilty of fraud or fraudulent misrepresentation (within the meaning of Section 11(f) of the US Securities Act of 1933, as amended) will be entitled to any contribution from any person who was not guilty of such fraud or fraudulent misrepresentation.

10.8
For the purposes of this clause 10, each person, if any, that controls Stifel within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and each of Stifel’s Indemnified Persons shall have the same rights to contribution as Stifel, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution as the Company, and each shall have rights under the Contracts (Rights of Third Parties) Act 1999 to enforce its rights against the Company under this clause 10.

10.9
The provisions of this clause 10 shall not affect or be affected by any other agreements to which the Company is party with respect to contribution.

11.   Termination Notice or Notice to Proceed
11.1
The Company reserves the right (as set out in paragraph 8 of Part II to the Circular) to require that Stifel does not proceed with the Tender Offer if the Company concludes in its sole discretion, at any time prior to the delivery of the notice attached as Schedule 3 to this agreement, that the purchase of Shares by Stifel and the subsequent repurchase by the Company may have unexpected adverse Tax consequences (whether by reason of any change in legislation, practice, circumstances or otherwise) for the Company and/or Shareholders as a whole. If the Company exercises such right, Stifel agrees that it shall forthwith terminate the Tender Offer.

11.2
On the Unconditional Date and by no later than immediately prior to the Unconditional Time, the Company shall give written notice to Stifel in the form attached as Schedule 3 to this agreement that, in its reasonable opinion, either:

(a)
one or more of the Tender Conditions of the Tender Offer have not been satisfied; or

(b)
the Tender Conditions set out in paragraph 2.2 of Part II the Circular have been satisfied (or validly waived, as applicable) and that the Company has complied in all respects with its material obligations and is not in material breach of any of the Company Warranties.

11.3
Subject to clause 11.4, on receipt of notice pursuant to clause 11.2:

(a)
if the notice is served in the terms set out in clause 11.2(a), the Tender Offer will lapse in accordance with paragraph 2.3 of Part II of the Circular; or

(b)
if the notice is served in the terms set out in clause 11.2(b), Stifel shall proceed with the purchase of the Tendered Shares under the Tender Offer.

11.4
Whether or not the Company has served a notice of the type referred to in clause 11.2, if, before the Unconditional Time, Stifel considers (acting reasonably and in good faith) that the condition set out at paragraph 2.2(m) of the Tender Conditions has not been satisfied, it shall give notice to the Company that it does not intend to waive the condition set out at paragraph 2.2(m) of the Tender Conditions (and in the absence of such notification, the Company shall be entitled to assume that the condition set out at paragraph 2.2(m) of the Tender Conditions has been satisfied).

11.5
A termination notice may be served by one of the methods prescribed by clause 12. Alternatively, at Stifel’s option, service may be effected by a director or duly authorised employee of Stifel reading the text of the termination notice to any director of the Company over the telephone, whether or not that director is then on any premises of the Company. If service of a termination notice is effected over the telephone, Stifel shall as soon as reasonably practicable and, in any event, within 12 hours, deliver or send to the Company by one of the methods prescribed by clause 12 a notice which:

(a)
states that service of a termination notice has been effected by telephone at a certain time on a certain date;

(b)
specifies the names of the relevant director or authorised employee of Stifel and that director; and

(c)
sets out the text which was read over the telephone.

11.6
Following service of a notice pursuant to clause 11.4 or 11.5 the Tender Offer shall lapse in accordance with paragraph 2.3 of Part II of the Circular.

11.7
Following the Unconditional Time, neither the Company nor Stifel shall have the right to rescind or otherwise terminate this agreement.

12.   Notices
12.1
Any communication to be given in connection with the matters contemplated by this agreement shall except where expressly provided otherwise be in writing and shall either be delivered by (i) hand or same day courier or (ii) email. Delivery by courier shall be regarded as delivery by hand. Such communication shall be sent to the address of the relevant party referred to in this agreement or to such other address as may previously have been notified to the sending party in accordance with this agreement.
12.2
Each communication shall be marked for the attention of the relevant person as follows:

Diversified Energy Company PLC
Address:	Diversified Energy Company PLC 1800 Corporate Drive Birmingham, Alabama 35242 United States of America
Attention:	Chief Executive Officer
Email:	rhutson@dgoc.com
With a copy to:	Diversified Energy Company PLC 414 Summers Street Charleston, WV 25301 United States of America
Attention:	Benjamin M. Sullivan, Senior Executive Vice President and Chief Legal & Risk Officer & Corporate Secretary
Email:	bsullivan@dgoc.com
Stifel Nicolaus Europe Limited
Address:	4th Floor 150 Cheapside London EC2V 6ET United Kingdom
Attention:	Callum Stewart and Jason Grossman
Email:	callum.stewart@stifel.com; jason.grossman@stifel.com

12.3
A communication shall be deemed to have been served:

(a)
if delivered by hand or same day courier at the address referred to above, at the time of delivery; and

(b)
if delivered by email, when sent (provided the sender does not within one hour of sending receive a message stating that the email was undeliverable).

12.4
If a communication would otherwise be deemed to have been delivered outside normal business hours (being 9.30 a.m. to 5.30 p.m. on a Business Day) under the preceding provisions of this clause, it shall be deemed to have been delivered at the next opening of such normal business hours.

12.5
In proving service of the communication, it shall be sufficient to show that delivery by hand was made or that the envelope containing the communication was properly addressed and couriered or that the email was properly addressed and despatched (as the case may be).

13.
General

13.1
Each party agrees that on being requested in writing by the other party so to do, it shall forthwith execute and sign all such deeds and documents and do all such things as may be reasonably necessary in order to give effect to the terms of this agreement.
13.2
This agreement shall not create a relationship of agency, fiduciary or advisory between Stifel or SNCI and the Company and neither Stifel nor SNCI shall hold itself out to any vendor of Tendered Shares or to any other person as being the agent of the Company. The Company confirms that in Stifel acquiring Tendered Shares pursuant to valid tenders made in the Tender Offer and in selling Tendered Shares to the Company on exercise of the Put Option or the Call Option (as applicable) Stifel is and will be, in each case, acting as principal (and not as agent, nominee or trustee).

13.3
This agreement constitutes the entire and only legally binding agreement between the parties relating to the subject matter of this agreement at the date hereof to the exclusion of any terms implied by law which may be excluded by contract and each party hereto acknowledges that it has not been induced to enter into this agreement by any representation, warranty or undertaking not expressly incorporated into it.

13.4
The times and dates set out in the Circular and this agreement are subject to such revision as may be agreed between the parties in writing. The parties agree that any such amendments will be notified to the Shareholders by announcement through a RIS.

13.5
No variation of this agreement shall be effective unless made in writing signed by or on behalf of each party and expressed to be such a variation.

13.6
No breach of any provision of this agreement shall be waived or discharged except with the express written consent of each of the Company and Stifel, provided that a breach of any provision which is included in this agreement exclusively for the benefit of the Company may, if the Company so determines (in its absolute and unfettered discretion), be waived or discharged unilaterally by the Company and provided that a breach of any provision which is included in this agreement exclusively for the benefit of Stifel or SNCI may, if Stifel so determines (in its absolute and unfettered discretion), be waived or discharged unilaterally by Stifel. No failure or delay by the Company or Stifel to exercise any of its rights under this agreement shall operate as a waiver thereof and no single or partial exercise of any such right shall prevent any other or further exercise of that or any other right.

13.7
This agreement may be executed in any number of counterparts and execution by each of the parties of any one of such counterparts will constitute due execution of this agreement.

13.8
This agreement shall be governed by and construed in accordance with English law and the parties irrevocably submit to the exclusive jurisdiction of the courts of England and Wales in respect of any claim, dispute or difference arising out of or in connection with this agreement. However, Stifel shall retain the right to join or counterclaim against the Company in any proceeding to which SNCI or any other Indemnified Person is or will be enjoined or made a party in any other court in any other jurisdiction relating to the Tender Offer, the Tender Offer Materials or the Shares (including, without prejudice to the generality of the foregoing, the making of the Tender Offer or the tender and purchase of the Shares), including, without prejudice to the generality of the foregoing, in any court of competent jurisdiction in the United States.

13.9
Save for SNCI and other Indemnified Persons who have been afforded a benefit under this agreement, a person who is not a party to this agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this agreement.

13.10
Save as otherwise set out in this agreement, neither party may terminate or rescind this agreement for any reason whatsoever.

13.11
All warranties and undertakings contained in this agreement shall, save where otherwise expressly provided for in this agreement, remain in full force and effect notwithstanding Completion.

13.12
Neither party may at any time assign all or any part of the benefit of, or its rights or benefits under, this agreement without the prior written consent of the other party.

IN WITNESS whereof this agreement has been executed on the date first stated above.

Schedule 1
Put Option Exercise Notice
From:
Stifel Nicolaus Europe Limited
4th Floor
150 Cheapside
London, EC2V 6ET

To:
Diversified Energy Company PLC
4th Floor Phoenix House
1 Station Hill
Reading, Berkshire
RG1 1NB

Attention: [•]
Option Agreement — Put Option Exercise Notice
We refer to the option agreement dated [•] February 2024 between Stifel and the Company (Option Agreement) and the letter from the Company to Stifel given pursuant to clause 11.2 of the Option Agreement. Terms used in this notice shall have the meanings given in the Option Agreement, unless the context otherwise requires.
You have informed us that, in your reasonable opinion, the Tender Conditions set out in paragraph 2.2 of Part II of the Circular have been satisfied (or waived, where applicable) and that the Company has complied in all respects with its material obligations and is not in material breach of any of the Company Warranties (by reference to the facts and circumstances existing at this time). In reliance on this statement and the representations and warranties set out in the Option Agreement, we hereby exercise the Put Option in respect of all of the Tendered Shares.
Yours faithfully
[•]
[Name and title]
For and on behalf of
Stifel Nicolaus Europe Limited

Schedule 2
Call Option Exercise Notice
From:
Diversified Energy Company PLC
4th Floor Phoenix House
1 Station Hill
Reading, Berkshire
RG1 1NB

To:
Stifel Nicolaus Europe Limited
4th Floor
150 Cheapside
London, EC2V 6ET

Attention: [•]
Option Agreement — Call Option Exercise Notice
We refer to the option agreement dated [•] February 2024 between Stifel and the Company (Option Agreement) and the letter from the Company to Stifel given pursuant to clause 11.2 of the Option Agreement. Terms used in this notice shall have the meanings given in the Option Agreement, unless the context otherwise requires.
We have informed you that the Tender Conditions set out in paragraph 2.2 of Part II of the Circular have been satisfied (or waived, where applicable) and that the Company has complied in all respects with its material obligations and is not in material breach of any of the Company Warranties (by reference to the facts and circumstances existing at this time).
Following the expiry of the Put Option Period, we hereby exercise the Call Option in respect of all of the Tendered Shares.
Yours faithfully
[•]
[Name and title]
For and on behalf of
Diversified Energy Company PLC

Schedule 3
Clause 11.2 Letter
From:
Diversified Energy Company PLC
4th Floor Phoenix House
1 Station Hill
Reading, Berkshire
RG1 1NB

To:
Stifel Nicolaus Europe Limited
4th Floor
150 Cheapside
London, EC2V 6ET

Attention: [•]
Option Agreement — Clause 11.2 Letter
We refer to the option agreement dated [•] February 2024 between Stifel and the Company (Option Agreement) and the Circular. Terms used in this notice shall have the meanings given in the Option Agreement, unless the context otherwise required.
[We confirm that the Tender Conditions set out in paragraph 2.2 of Part II of the Circular have been satisfied (or waived, where applicable) and that the Company has complied in all respects with its material obligations and is not in material breach of any of the Company Warranties (by reference to the facts and circumstances existing at this time).]/ [We hereby give notice that, in our reasonable opinion, one or more of the Tender Conditions of the Tender Offer has or have not been satisfied (or waived, where applicable) and accordingly we do not wish Stifel to proceed with the implementation of the Tender Offer.]9
Yours faithfully
[•]
[Name and title]
For and on behalf of
Diversified Energy Company PLC

9
Delete as appropriate.

Signature Page
Signed by a director for and on behalf of DIVERSIFIED ENERGY COMPANY PLC:
Signature
Director name:
Signed by duly authorised for and on behalf of STIFEL NICOLAUS EUROPE LIMITED:
Signature
Authorised Signatory Name: